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December 16, 2020

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Tom Buchmiller
Office of Healthcare & Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re.	Evaxion Biotech A/S. Amendment No.1 to Draft Registration Statement on Form F-1 Confidentially Submitted on November 25, 2020. CIK No. 0001828253

Dear Ms. Sarmento:

On behalf of our client, Evaxion Biotech A/S (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 7, 2020 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted to the Commission on November 25, 2020 (the “Amendment No. 1 to Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 to Draft Registration Statement and is confidentially submitting a revised Amendment No. 2 to Draft Registration Statement (the “Amendment No. 2 to DRS”) together with this response letter. The Amendment No. 2 to DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2 to DRS. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2 to DRS.

December 15, 2020

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1. We note your revisions in response to prior comment 2. Please remove the references to "encouraging" results and "highly encouraging" and "strong" preclinical data here and in the Business section. Please also revise the statement in the MD&A section that preliminary data from your EVX-01 clinical trial shows "early signs of potential efficacy" in combination with check point inhibitor therapy.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary and Business sections on pages 1, 3, 4, 120, 122 and 145 to remove the references to "encouraging" results and "highly encouraging" and "strong" preclinical. The Company has also revised the disclosure in on page 106 of the MD&A section to remove the reference to “early signs of potential efficacy”.

Our EDEN Platform, page 4

2. We note your revisions in response to prior comment 5. Please remove the references to preclinical "confirmation" of EDEN's predictive ability here and in the Business section. To the extent that you have not already done so, please revise to discuss the specific results of these preclinical models and why you believe those results indicate that EDEN may have the ability to predict protective vaccine antigens. Please also revise the references to "high efficacy and reduced attrition" in the discussion of the key strengths of the EDEN platform on page 5 and in the Business section. Given the current stage of development of your product candidates and the number of product candidates that never receive FDA approval, such assertions do not seem appropriate.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure to remove the references to preclinical "confirmation" of EDEN's predictive ability on page 5 in the Prospectus Summary section and on page 142 in the Business section. In addition, the disclosure has been revised on pages 5 and 142 to indicate that the Company has applied EDEN in seven pathogens to test its predictive power and that for each pathogen, EDEN identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens.

December 15, 2020

The Company respectfully advises the Staff that it has already included a discussion of these pre-clinical studies on page 145 under the subheading “In vivo proof of concept data example” (see also Figure 22) and on page 147 under the subheading entitled “Our EVX-B1 Pre-clinical Data” (see also Figure 25).

Finally, the Company has revised the references to "high efficacy and reduced attrition" in the discussion of the key strengths of the EDEN platform on page 5 in the Prospectus Summary section and on page 144 in the Business section.

Liquidity and Capital Resources, page 110

3. Please file the EIB loan agreement, as amended, the form of the warrants, and the lease agreement :as exhibits to your registration statement. Alternatively, please explain why the filing of such documents is not required.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it is working with EIB on the loan agreement to redact certain limited confidential information therein, if any, that may be deemed to be anti-competitive in nature and intends to file the EIB loan agreement as an exhibit to a subsequent amendment to Amendment No. 2 to DRS, when such work has been completed and approved by EIB, which is currently anticipated to occur on or before the Company first publicly files its Form F-1 Registration Statement with the Commission.

In addition, the Company respectfully advises the Staff that there is no specified form of warrant, instead the terms of the warrants are set forth in the Company’s Amended and Restated Articles of Association, which the Company intends to file as an exhibit to a subsequent amendment to Amendment No. 2 to DRS when such Amended and Restated Articles of Association have been approved by the Company’s current shareholders, which is currently anticipated to occur on or before the Company first publicly files its Form F-1 Registration Statement with the Commission.

As for the Company’s lease agreements, as noted on page 180 of Amendment No. 2 to DRS, the Company’s corporate headquarters are currently located Copenhagen, Denmark pursuant to a lease agreement dated as of September 12, 2017. That lease terminated on September 30, 2020 and, therefore, the Company respectfully advises the Staff that it does not intend to file that lease agreement as an exhibit. Similarly, the Company’s laboratory facilities are currently located in Copenhagen, Denmark pursuant to a lease agreement dated August 21, 2020, which the Company can, terminate upon three months’ prior notice, which the Company currently intends to do. Therefore, the Company respectfully advises the Staff that it does not intend to file that lease agreement as an exhibit.

December 15, 2020

The Company respectfully advises the Staff that the lease agreement for the Company’s new laboratory and office space to be located in Horsholm, Denmark where the Company intends to move to in February 2021, is in Danish and is currently being translated into English and upon completion of the translation it will be filed by the Company as an exhibit to a subsequent amendment to Amendment No. 2 to DRS, which is currently anticipated to occur on or before the Company first publicly files its Form F-1 Registration Statement with the Commission..

The Company’s respectfully advises the Staff that the Company’s current office space located in New York, New York will terminate by its terms at the end of January 2021. The Company does not believe that this lease agreement is material to the Company as the lease payments thereunder are not material to the Company from a financial point of view and similar office space is readily available in the marketplace upon comparable terms and conditions. Therefore, the Company respectfully advises the Staff that it does not intend to file that lease agreement as an exhibit.

4. We note your disclosure that you are working to obtain new long-term sources of funding and believe it is probable that new funding will be obtained in due time to enable you to continue your activities as planned at least until September 30, 2021. Please revise to clarify if this funding is in addition to the expected proceeds from your anticipated initial public offering.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 110 to clarify that the Company expects that the net proceeds from the offering and its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements through at least the next 12 months following completion of the offering.

Business

In-Licensing, page 177

5. Please revise to disclose when the royalty term is currently expected to end for the PharmaJet agreement or how it is determined.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure has been added on page 177 to indicate that the Company is obligated to pay royalties for so long as the Company continues to use in its product candidates the intellectual property and products licensed from PharmaJet based on net commercial sales of any products derived from the Company’s product candidates in the licensed field.

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December 15, 2020

We thank the Staff in advance for its consideration of the Amendment No. 2 to DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact the undersigned by telephone at 917-620-3675, by fax at (212) 818-9606 or by email at dakinsey@duanemorris.com or you can also contact Rina Patel of our office by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rrpatel@duanemorris.com with any questions or comments regarding this response letter or Amendment No. 2 to DRS.

Very truly yours,

/s/ Dwight A. Kinsey

Dwight A. Kinsey

DAK/jr